Volcom, Inc.

1740 Monrovia Avenue

Costa Mesa, CA 92627

(949) 646-2175

December 23, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Health Care Services

100 F Street, North East

Washington, D.C. 20549

Attn:	Mr. John Reynolds, Assistant Director Division of Corporation Finance

Re:	Volcom, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 16, 2010 Schedule 14A for Annual Meeting on May 4, 2010 Filed March 24, 2010 File Number: 0-51382

Dear Mr. Reynolds:

This letter responds to the letter from the Securities and Exchange Commission (the “Commission”) dated December 15, 2010 (the “Comment Letter”), in which the Staff of the Commission (the “Staff”) requested certain supplemental information regarding the above-referenced filings. For your convenience, the section headings and numberings of our response correspond to the section headings and numberings used by the Staff in the Comment Letter. In addition, the Staff’s comments appear in italics below.

Exhibits to Form 10-K

1.	We note that exhibit 10.11 to the Form 10-K does not have some or all of the schedules, attachments, or exhibits as listed in the exhibit itself. Also, exhibit 10.11 and 10.12 are missing signatures. See Instruction 1 to Item 601 of Regulation S-K in this regard. Please confirm that you will file these exhibits in their entirety in your next periodic report.

We respectfully acknowledge the Staff’s comment and submit that Exhibit 10.11 to the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “2009 10-K”), which is the Agreement of Purchase and Sale, dated as of January 15, 2008 (the “Purchase Agreement”), by and among the Company, Skelly Acquisition Corp., Electric Visual Evolution LLC (“Electric”), and each of the members of Electric, was originally filed as Exhibit 2.01 to the Company’s Current Report on Form 8-K filed with the Commission on January 18, 2008 (the “Electric 8-K”). Item 601(b)(2) of Regulation S-K, which applies to Exhibit 2.1 to the Electric 8-K, provides that, when filing a material plan of acquisition such as the Purchase Agreement, “[s]chedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.” With respect to the Purchase Agreement, there are no material schedules, exhibits or attachments with the exception of the information set forth in Exhibit A relating to the earn-out provision (the “Earn-Out”). The Earn-Out provides that, upon Electric’s satisfaction of certain financial milestones, the Company shall make certain payments to the members of Electric. The material terms of the Earn-Out, including the maximum amount payable thereunder of $21 million, were disclosed in the Electric 8-K. In addition, in the Company’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, on page 24, the Company states that the members of Electric “are eligible to receive $12.0 million in cash upon achieving certain financial milestones through December 31, 2010” and further states that “[b]ased on the financial performance of Electric, it is not considered probable that these financial milestones will be met.” Accordingly, the Company does not believe that filing the schedules, exhibits and attachments to the Purchase Agreement is necessary. Please note that the Company intends to (i) revise the exhibit list in the Company’s Form 10-K for the fiscal year ending December 31, 2010 (“2010 10-K”), to include the Purchase Agreement as Exhibit 2.1 in the 2010 10-K and (ii) file the executed versions of the Purchase Agreement and Exhibit 10.12 in the 2010 10-K.

Schedule 14A for the Annual Meeting May 4, 2010

Compensation Risk Management, page 26

2.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

The Company advises the Staff that management considered the Company’s compensation policies and practices for its employees to determine if these policies and practices give rise to risks that are reasonably likely to have a material adverse effect on the Company.

This risk assessment process included a review by management of the Company’s compensation program’s policies and practices and identification of risks and risk controls related to the programs. Management assessed our compensation programs against potential compensation risks relating to pay mix, performance metrics, payment timing and adjustments, payout curves, equity incentives, performance appraisal, and leadership and culture, with no areas of material risk identified. In reaching its conclusion that the Company’s compensation policies and practices do not give rise to risks that are reasonably likely to have a material adverse effect on the Company, management considered the following:

•

The majority of our employees’ cash compensation is fixed in the form of base salaries or hourly compensation. Fixed compensation in the form of base salaries or hourly compensation provide income regardless of our short-term performance and do not create an incentive for employees to take unnecessary risks.

•

The Company does not use a revenue performance measure under its management cash incentive plan. For 2009 and 2010, performance under the management cash incentive plan has been measured by our achievement of diluted earnings per share and all participants (other than our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer) have had both a company performance component and an individual performance component. In addition, maximum payouts under the plan are capped and in 2009 were limited to 125% of each participant’s target opportunity. The cap was reduced in 2010 to 119% of target opportunity.

•

The Compensation Committee exercises broad discretion in determining compensation amounts and qualitative factors beyond quantitative financial metrics are a key consideration in the determination of individual cash bonuses and long-term equity awards.

•

The financial opportunity under our long-term incentive program is best realized through long-term appreciation of our stock price, which mitigates excessive short-term risk-taking. Stock options align our employees’ interests with that of stockholder interests by providing the opportunity for employees to realize value only when our stock price increases. In addition, all employee stock option awards have a minimum vesting period of five-years, subject to the holder’s continuing service with the Company. This promotes alignment of employees’ interests with the Company’s long-term objectives and with our stockholders’ interests.

•	Our current senior management team generally has considerable ownership in the Company, which ownership aligns the executive team’s interests with the interests of our stockholders.

Management presented its analysis and assessment of these matters to the Compensation Committee, which concurred in management’s assessment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of its disclosure in the above-referenced filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at 949-646-2175. Written correspondence to the Company may be directed to my attention at 1740 Monrovia Avenue, Costa Mesa, California 92627, fax no. 949-999-1291.

Very truly yours,

/s/ Douglas P. Collier

Douglas P. Collier

Chief Financial Officer

cc:	Hoby Darling, Esq.
Cary K. Hyden, Esq.

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